pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Annuals Posted and Update

Vancouver BC,  July 5, 2023:  Pacific Booker Minerals Inc.'s (TSXV: BKM) (OTC Pink: PBMLF) Audited Annual Financial Statements and the Management’s Discussion and Analysis for the period ended January 31, 2023 have been filed on SEDAR and are available on our website at http://www.pacificbooker.com/financials.htm.  Please complete the area on that page to request a copy sent by regular mail.  The mailing information provided will be used for that purpose only.

The Company's 20-F Report for the year ended January 31, 2023 has been filed on the US Securities and Exchange Commission's EDGAR website at:

https://www.sec.gov/edgar/browse/?CIK=1319150&owner=exclude and is available on our website at http://www.pacificbooker.com/financials.htm.

Also, the Annual General Meeting of the Company will be held at the Company’s office on Thursday, July 13th, at 1:30 pm.  The notice and information circular have been posted on SEDAR.

One of our directors, Erik Tornquist will be retiring effective July 12th.  We would like to express our appreciation for his years of service and to wish him all the best for his retirement.

Since the February 2022 refusal to grant the EAC, PBM has continued to request a meeting with the Lake Babine Nation Chief. The LBN Chief has responded to our letters, but unfortunately, the Chief has not consented to meet with us.  The Chief and Council continue to claim that the open pit mine would destroy an environmentally sensitive area and put the water and salmon at risk.  The opinion of the scientific professionals that studied the project, does not support that statement.  PBM has requested a meeting to allow us to provide information on the improvements envisioned for the Morrison Project and to hear the specific concerns of the LBN and to provide the information needed to address those concerns.  The proposed mine has been extensively designed and re-designed to conform to the best of modern practices with respect to acid rock management, metal leaching prevention, and tailings storage practices.  It is expected that as designed, the mine and site will require a closure plan that may require water quality management for a few years after closure, not likely exceeding 5 to 7, before natural drainage will be fully restored.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.